Exhibit 13.2

TCPL [27]
SECOND QUARTER REPORT 2008

Consolidated Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2008	2007	2008	2007
Revenues	2,017	2,208	4,150	4,452

Operating Expenses
Plant operating costs and other	733	761	1,431	1,493
Commodity purchases resold	347	523	757	1,094
Depreciation	301	300	597	590
	1,381	1,584	2,785	3,177
	636	624	1,365	1,275
Other Expenses/(Income)
Financial charges	191	269	415	508
Financial charges of joint ventures	17	19	33	40
Interest income and other	(29)	(48)	(68)	(78)
Calpine bankruptcy settlements	-	-	(279)	-
Writedown of Broadwater LNG project costs	-	-	41	-
	179	240	142	470

Income before Income Taxes and
Non-Controlling Interests	457	384	1,223	805
Income Taxes
Current	103	96	349	263
Future	19	14	23	(23)
	122	110	372	240

Non-Controlling Interests
Non-controlling interest in PipeLines LP	13	14	34	31
Other	(1)	1	43	6
	12	15	77	37

Net Income	323	259	774	528

Preferred Share Dividends	5	5	11	11
Net Income Applicable to Common Shares	318	254	763	517

See accompanying notes to the consolidated financial statements.

 TCPL [28
SECOND QUARTER REPORT 2008

Consolidated Cash Flows

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2008	2007	2008	2007

Cash Generated From Operations
Net income	323	259	774	528
Depreciation	301	300	597	590
Future income taxes	19	14	23	(23)
Non-controlling interests	12	15	77	37
Employee future benefits funding (in excess of)/lower than expense	(7)	3	13	15
Writedown of Broadwater LNG project costs	-	-	41	-
Other	20	-	60	23
	668	591	1,585	1,170
(Increase)/decrease in operating working capital	(126)	85	(104)	126
Net cash provided by operations	542	676	1,481	1,296
Investing Activities
Capital expenditures	(633)	(386)	(1,093)	(692)
Acquisitions, net of cash acquired	(2)	(4)	(4)	(4,224)
Deferred amounts and other	(1)	(41)	111	(129)
Net cash used in investing activities	(636)	(431)	(986)	(5,045)

Financing Activities
Dividends on common and preferred shares	(200)	(187)	(390)	(349)
Advances from/(repaid to) parent	14	(38)	(366)	718
Distributions paid to non-controlling interests	(60)	(24)	(75)	(34)
Notes payable issued/(repaid), net	754	(759)	1,090	(257)
Long-term debt issued	-	89	112	1,451
Reduction of long-term debt	(379)	(470)	(773)	(795)
Long-term debt of joint ventures issued	17	98	34	110
Reduction of long-term debt of joint ventures	(28)	(107)	(57)	(119)
Common shares issued, net of issue costs	69	51	125	1,523
Junior subordinated notes issued	-	1,107	-	1,107
Partnership units of subsidiary issued	-	-	-	348
Net cash provided by/(used in) financing activities	187	(240)	(300)	3,703

Effect of Foreign Exchange Rate Changes on Cash
and Cash Equivalents	(3)	(27)	20	(30)

Increase/(Decrease) in Cash and Cash Equivalents	90	(22)	215	(76)

Cash and Cash Equivalents
Beginning of period	629	347	504	401

Cash and Cash Equivalents
End of period	719	325	719	325

Supplementary Cash Flow Information
Income taxes paid	145	124	309	211
Interest paid	277	255	479	528

See accompanying notes to the consolidated financial statements.

 TCPL [29
SECOND QUARTER REPORT 2008

Consolidated Balance Sheet

(unaudited)	June 30,	December 31,
(millions of dollars)	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	719	504
Accounts receivable	1,145	1,116
Inventories	549	497
Due from TransCanada Corporation	1,421	835
Other	401	188
	4,235	3,140
Plant, Property and Equipment	24,149	23,452
Goodwill	2,813	2,633
Other Assets	1,839	1,940
	33,036	31,165

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable	1,133	55
Accounts payable and accrued liabilities	1,985	1,769
Accrued interest	252	260
Current portion of long-term debt	537	556
Current portion of long-term debt of joint ventures	30	30
	3,937	2,670
Due to TransCanada Corporation	1,527	1,307
Deferred Amounts	1,283	1,107
Future Income Taxes	1,218	1,193
Long-Term Debt	11,945	12,377
Long-Term Debt of Joint Ventures	875	873
Junior Subordinated Notes	1,006	975
	21,791	20,502

Non-Controlling Interests
Non-controlling interest in PipeLines LP	603	539
Other	73	71
	676	610
Shareholders' Equity	10,569	10,053
	33,036	31,165

See accompanying notes to the consolidated financial statements.

 TCPL [30
SECOND QUARTER REPORT 2008

Consolidated Comprehensive Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars)	2008	2007	2008	2007
Net Income	323	259	774	528
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on
investments in foreign operations (1)	(14)	(184)	39	(221)
Change in gains and losses on hedges of investments
in foreign operations (2)	17	46	(24)	55
Change in gains and losses on derivative instruments
designated as cash flow hedges (3)	29	(36)	33	(37)
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to
prior periods (4)	1	23	(18)	20
Other Comprehensive Income/(Loss)	33	(151)	30	(183)
Comprehensive Income	356	108	804	345

(1) Net of income tax expense of $5 million and recovery of $20 million for the three months and six months ended June 30, 2008, respectively (2007 - $51 and $56 million expense, respectively).
(2) Net of income tax expense of $8 million and recovery of $14 million for the three months and six months ended June 30, 2008, respectively (2007 - $23 and $28 million expense, respectively).
(3) Net of income tax expense of $37 million and $49 million for the three months and six months ended June 30, 2008, respectively (2007 - $15 million and $10 million recovery, respectively).
(4) Net of income tax recovery of $2 million and $11 million for the three months and six months ended June 30, 2008, respectively (2007 - $7 million and $5 million expense, respectively).

See accompanying notes to the consolidated financial statements.

 TCPL [31
SECOND QUARTER REPORT 2008

Consolidated Accumulated Other Comprehensive Income

(unaudited) (millions of dollars)	Currency Translation Adjustment	Cash Flow Hedges	Total
Balance at December 31, 2007	(361)	(12)	(373)
Change in foreign currency translation gains and losses on investments in
foreign operations (1)	39	-	39
Change in gains and losses on hedges of investments in foreign operations (2)	(24)	-	(24)
Change in gains and losses on derivative instruments designated as cash flow
hedges (3)	-	33	33
Reclassification to net income of gains and losses on derivative instruments
designated as cash flow hedges pertaining to prior periods (4)(5)	-	(18)	(18)
Balance at June 30, 2008	(346)	3	(343)

Balance at December 31, 2006	(90)	-	(90)
Transition adjustment resulting from adopting new financial instruments standards (6)	-	(96)	(96)
Change in foreign currency translation gains and losses on investments in
foreign operations (1)	(221)	-	(221)
Change in gains and losses on hedges of investments in foreign operations (2)	55	-	55
Change in gains and losses on derivative instruments designated as cash flow
hedges (3)	-	(37)	(37)
Reclassification to net income of gains and losses on derivative instruments
designated as cash flow hedges pertaining to prior periods (4)	-	20	20
Balance at June 30, 2007	(256)	(113)	(369)

(1) Net of income tax recovery of $20 million for the six months ended June 30, 2008 (2007 - $56 million expense).
(2) Net of income tax recovery of $14 million for the six months ended June 30, 2008 (2007 - $28 million expense).
(3) Net of income tax expense of $49 million for the six months ended June 30, 2008 (2007 - $10 million recovery).
(4) Net of income tax recovery of $11 million for the six months ended June 30, 2008 (2007 - $5 million expense).
(5) The amount of gains and losses related to cash flow hedges reported in accumulated other comprehensive income that will be reclassified to net income in the next 12 months is estimated to be net gains of $10 million ($7 million net losses, net of tax). These estimates assume constant gas and power prices, interest rates and foreign exchange rates over time, however, the actual amounts that will be reclassified will vary based on changes in these factors.

(6) Net of income tax expense of $44 million.

See accompanying notes to the consolidated financial statements.

 TCPL [32
SECOND QUARTER REPORT 2008

Consolidated Shareholders’ Equity

(unaudited)	Six months ended June 30
(millions of dollars)	2008	2007

Preferred Shares	389	389

Common Shares
Balance at beginning of period	6,554	4,712
Proceeds from common shares issued	125	1,523
Balance at end of period	6,679	6,235

Contributed Surplus
Balance at beginning of period	281	277
Other	1	2
Balance at end of period	282	279

Retained Earnings
Balance at beginning of period	3,202	2,719
Transition adjustment resulting from adopting new financial
instruments accounting standards	-	4
Net income	774	528
Preferred share dividends	(11)	(11)
Common share dividends	(403)	(358)
Balance at end of period	3,562	2,882

Accumulated Other Comprehensive Income
Balance at beginning of period	(373)	(90)
Transition adjustment resulting from adopting new financial instruments
standards	-	(96)
Other comprehensive income	30	(183)
Balance at end of period	(343)	(369)

Total Shareholders' Equity	10,569	9,416

See accompanying notes to the consolidated financial statements.

 TCPL [33
SECOND QUARTER REPORT 2008

Notes to Consolidated Financial Statements
(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TCPL's annual audited Consolidated Financial Statements for the year ended December 31, 2007. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2007 audited Consolidated Financial Statements included in TCPL’s 2007 Annual Report.  Amounts are stated in Canadian dollars unless otherwise indicated.

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages, acquisitions and divestitures, and developments outside of the normal course of operations.

In preparing these financial statements, TCPL is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

2.	Changes in Accounting Policies

Future Accounting Changes

International Financial Reporting Standards
The Canadian Institute of Chartered Accountants’ Accounting Standards Board (AcSB) announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. In June 2008, the Canadian Securities Administrators (CSA) proposed that Canadian public companies which are also SEC registrants, such as TCPL, could retain the option to prepare their financial statements under U.S. GAAP instead of IFRS. TCPL is currently assessing its option to adopt IFRS as of January 1, 2011 and the impact that such a conversion would have on its accounting systems and financial statements. TCPL’s conversion planning includes an analysis of project structure and governance, resourcing and training, analysis of key GAAP differences and a phased approach to assess accounting policies under IFRS.

 TCPL [34
SECOND QUARTER REPORT 2008

Under existing Canadian GAAP, TCPL follows specific accounting policies unique to a rate-regulated business. TCPL is actively monitoring ongoing discussions and developments of the IASB and its International Financial Reporting Interpretations Committee regarding potential future guidance to clarify the applicability of certain aspects of rate-regulated accounting under IFRS.

3.	Segmented Information

Three months ended June 30	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007
Revenues	1,100	1,228	917	980	-	-	2,017	2,208
Plant operating costs and other	(415)	(417)	(316)	(343)	(2)	(1)	(733)	(761)
Commodity purchases resold	-	(65)	(347)	(458)	-	-	(347)	(523)
Depreciation	(257)	(260)	(44)	(40)	-	-	(301)	(300)
	428	486	210	139	(2)	(1)	636	624
Financial charges and non-controlling interests	(169)	(206)	-	-	(39)	(83)	(208)	(289)
Financial charges of joint ventures	(11)	(13)	(6)	(6)	-	-	(17)	(19)
Interest income and other	15	16	3	3	11	29	29	48
Income taxes	(105)	(117)	(56)	(42)	39	49	(122)	(110)
Net Income Applicable to Common Shares	158	166	151	94	9	(6)	318	254

Six months ended June 30	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007
Revenues	2,276	2,352	1,874	2,100	-	-	4,150	4,452
Plant operating costs and other	(814)	(800)	(614)	(690)	(3)	(3)	(1,431)	(1,493)
Commodity purchases resold	-	(65)	(757)	(1,029)	-	-	(757)	(1,094)
Depreciation	(511)	(511)	(86)	(79)	-	-	(597)	(590)
	951	976	417	302	(3)	(3)	1,365	1,275
Financial charges and non-controlling interests	(404)	(423)	-	1	(99)	(134)	(503)	(556)
Financial charges of joint ventures	(22)	(29)	(11)	(11)	-	-	(33)	(40)
Interest income and other	47	29	4	6	17	43	68	78
Calpine bankruptcy settlements	279	-	-	-	-	-	279	-
Writedown of Broadwater LNG project costs	-	-	(41)	-	-	-	(41)	-
Income taxes	(332)	(232)	(108)	(98)	68	90	(372)	(240)
Net Income Applicable to Common Shares	519	321	261	200	(17)	(4)	763	517

Total Assets
(unaudited - millions of dollars)	June 30, 2008	December 31, 2007
Pipelines	22,510	22,024
Energy	7,698	7,037
Corporate	2,828	2,104
	33,036	31,165

 TCPL [35
SECOND QUARTER REPORT 2008

4.	Share Capital

In second quarter 2008, TCPL issued 1.9 million common shares to TransCanada resulting in proceeds of approximately $69 million.

In first quarter 2008, TCPL issued 1.5 million common shares to TransCanada Corporation (TransCanada) resulting in proceeds of approximately $56 million.

TransCanada's Board of Directors authorized the issuance of common shares from treasury at a discount of two per cent to participants in TransCanada's Dividend Reinvestment and Share Purchase Plan for the dividends payable on October 31, 2008. Under this plan, eligible TCPL preferred shareholders may reinvest their dividends and make optional cash payments to obtain additional TransCanada common shares. TransCanada reserves the right to alter the discount or return to purchasing shares on the open market at any time.

5.	Long-Term Debt

On June 27, 2008, TCPL executed an agreement with a syndicate of banks for a US$1.5 billion, committed, unsecured, one-year bridge loan facility, which will be at a floating interest rate based on the London Interbank Offered Rate. The facility is extendible at the option of the Company for an additional six-month term and is available to fund a portion of the pending Ravenswood acquisition. No funds have been drawn on this facility at this time.

In the three and six months ended June 30, 2008, the Company capitalized interest related to capital projects of $33 million and $59 million, respectively.

6.	Financial Instruments and Risk Management

Natural Gas Inventory

At June 30, 2008, $240 million of proprietary natural gas inventory held in storage was included in Inventories (December 31, 2007 - $190 million). Effective April 1, 2007, TCPL began valuing its proprietary natural gas inventory at fair value, as measured by the one-month forward price for natural gas less selling costs. The Company did not have any proprietary natural gas inventory prior to April 1, 2007. The change in fair value of proprietary natural gas inventory in the three and six months ended June 30, 2008 resulted in net unrealized gains of $42 million and $102 million, respectively, which were recorded as an increase to Revenues and Inventory (three and six months ended June 30, 2007 – net unrealized losses of $23 million). The net change in fair value of natural gas forward purchase and sales contracts in the three and six months ended June 30, 2008 resulted in net unrealized losses of $30 million and $107 million, respectively (three and six months ended June 30, 2007 - net unrealized gains of $19 million and $16 million, respectively), which were included in Revenues.

 TCPL [36
SECOND QUARTER REPORT 2008

Net Investment in Self-Sustaining Foreign Operations

Information for the derivatives used to hedge the Company’s net investment in its foreign operations is as follows:

Derivatives Hedging Net Investment in Foreign Operations
Asset/(Liability)
(unaudited)
(millions of dollars)	June 30, 2008		December 31, 2007
		Notional or		Notional or
	Fair	Principal	Fair	Principal
	Value(1)	Amount	Value(1)	Amount
Derivative financial instruments in hedging relationships
U.S. dollar cross-currency swaps
(maturing 2009 to 2014)	75	U.S. 1,050	77	U.S. 350
U.S. dollar forward foreign exchange contracts
(maturing 2008)	(5)	U.S. 730	(4)	U.S. 150
U.S. dollar options
(maturing 2008)	-	U.S. 100	3	U.S. 600

	70	U.S. 1,880	76	U.S. 1,100

(1) Fair values are equal to carrying values.

 TCPL [37
SECOND QUARTER REPORT 2008

Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments is as follows:

June 30, 2008
(all amounts in millions unless otherwise indicated)	Power	Natural Gas	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)
Assets	$104	$169	$26
Liabilities	$(103)	$(258)	$(26)
Notional Values
Volumes(2)
Purchases	2,955	48	-
Sales	3,301	65	-
Canadian dollars	-	-	857
U.S. dollars	-	-	U.S. 1,150
Unrealized (losses)/gains in the period(3)
Three months ended June 30, 2008	$(3)	$7	$2
Six months ended June 30, 2008	$(5)	$(11)	$(2)
Realized gains/(losses) in the period(3)
Three months ended June 30, 2008	$7	$(20)	$7
Six months ended June 30, 2008	$9	$5	$10
Maturity dates	2008-2014	2008-2010	2008-2018

Derivative Financial Instruments in Hedging Relationships(4)(5)
Fair Values(1)
Assets	$250	$80	$3
Liabilities	$(236)	$-	$(17)
Notional Values
Volumes(2)
Purchases	6,126	23	-
Sales	17,727	-	-
Canadian dollars	-	-	50
U.S. dollars	-	-	U.S. 925
Realized (losses)/gains in the period(3)
Three months ended June 30, 2008	$(37)	$11	$(3)
Six months ended June 30, 2008	$(38)	$19	$(2)
Maturity dates	2008-2014	2008-2011	2009-2013

(1) Fair value is equal to the carrying value of these derivatives.
(2) Volumes for power and natural gas derivatives are in gigawatt hours (Gwh) and billion cubic feet (Bcf), respectively.
(3) All realized and unrealized gains and losses are included in Net Income. Realized gains and losses are included in Net Income after the financial instrument has been settled.
(4)  All hedging relationships are designated as cash flow hedges except for $2 million (December 31, 2007 - $2 million) of interest-rate derivative financial instruments designated as fair value hedges.

(5) Net Income for the three and six months ended June 30, 2008 included losses of $3 million and $4 million, respectively (three and six hedges that were ineffective in offsetting the change in fair value of their related underlying positions. Net Income for the three and months ended June 30, 2007 - nil and $3 million gain, respectively) for the changes in fair value of power and natural gas cash flow six months ended June 30, 2007 included nil and a $4 million loss, respectively, for the changes in fair value of an interest-rate cash flow hedge that was reclassified as a result of discontinuance of cash flow hedge accounting. Cash flow hedge accounting  was discontinued when the anticipated transaction was not probable of occurring by the end of the originally specified time period. There were no gains or losses included in Net Income for the three and six months ended June 30, 2008 for discontinued cash flow hedges.

 TCPL [38
SECOND QUARTER REPORT 2008

2007
(all amounts in millions unless otherwise indicated)	Power	Natural Gas	Interest
Derivative Financial Instruments Held for Trading

Fair Values(1)(4)
Assets	$55	$43	$23
Liabilities	$(44)	$(19)	$(18)
Notional Values(4)
Volumes(2)
Purchases	3,774	47	-
Sales	4,469	64	-
Canadian dollars	-	-	615
U.S. dollars	-	-	U.S. 550
Unrealized gains/(losses) in the period(3)
Three months ended June 30, 2007	$5	$1	$(2)
Six months ended June 30, 2007	$9	$(16)	$1
Realized (losses)/gains in the period(3)
Three months ended June 30, 2007	$(3)	$6	$1
Six months ended June 30, 2007	$(8)	$18	$1
Maturity dates (4)	2008-2012	2008-2010	2008-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(4)
Assets	$135	$19	$2
Liabilities	$(104)	$(7)	$(16)
Notional Values(4)
Volumes(2)
Purchases	7,362	28	-
Sales	16,367	4	-
Canadian dollars	-	-	150
U.S. dollars	-	-	U.S. 875
Realized gains/(losses) in the period(3)
Three months ended June 30, 2007	$16	$(1)	$1
Six months ended June 30, 2007	$13	$(3)	$1
Maturity dates(4)	2008 - 2013	2008 - 2010	2008 - 2013

(1) Fair value is equal to the carrying value of these derivatives.
(2) Volumes for power and natural gas derivatives are in Gwh and Bcf, respectively.
(3) All realized and unrealized gains and losses are included in Net Income. Realized gains and losses are included in Net Income after the financial instrument has been settled.
(4) As at December 31, 2007.
(5)  All hedging relationships are designated as cash flow hedges except for $2 million (December 31, 2007 - $2 million) of interest-rate derivative financial instruments designated as fair value hedges.

(6)  Net Income for the three and six months ended June 30, 2008 included losses of $3 million and $4 million, respectively (three and six months ended June 30, 2007 - nil and $3 million gain, respectively) for the changes in fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. Net Income for the three and six months ended June 30, 2007 included nil and a $4 million loss, respectively, for the changes in fair value of an interest-rate cash flow hedge that was reclassified as a result of discontinuance of cash flow hedge accounting. Cash flow hedge accounting was discontinued when the anticipated transaction was not probable of occurring by the end of the originally specified time period.  There were no gains or losses included in Net Income for the three and six months ended June 30, 2008 for discontinued cash flow hedges.

 TCPL [39
SECOND QUARTER REPORT 2008

7.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans for the three and six months ended June 30, 2008 is as follows:

Three months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2008	2007	2008	2007
Current service cost	12	11	1	1
Interest cost	20	18	2	2
Expected return on plan assets	(23)	(20)	(1)	(1)
Amortization of transitional obligation related to
regulated business	-	-	1	-
Amortization of net actuarial loss	5	6	1	-
Amortization of past service costs	1	1	-	(1)
Net benefit cost recognized	15	16	4	1

Six months ended June 30	Pension Benefit Plans		Other Benefit Plans
(unaudited - millions of dollars)	2008	2007	2008	2007
Current service cost	25	22	1	1
Interest cost	39	35	4	3
Expected return on plan assets	(46)	(39)	(1)	(1)
Amortization of transitional obligation related to
regulated business	-	-	1	1
Amortization of net actuarial loss	9	12	1	1
Amortization of past service costs	2	2	-	(1)
Net benefit cost recognized	29	32	6	4

8.	Calpine Bankruptcy Settlements

Certain subsidiaries of Calpine Corporation (Calpine) filed for bankruptcy protection in both Canada and the U.S. in 2005. Gas Transmission Northwest Corporation (GTNC) and Portland reached agreements with Calpine for allowed unsecured claims in the Calpine bankruptcy. In February 2008, GTNC and Portland received initial distributions of 9.4 million shares and 6.1 million shares, respectively, which represented approximately 85 per cent of their agreed-for claims. These shares were subsequently sold into the open market and resulted in total pre-tax income of $279 million.

9.	Writedown of Development Costs

On March 24, 2008, the U.S. Federal Energy Regulatory Committee authorized the construction and operation of the Broadwater liquefied natural gas (LNG) project, subject to the conditions reflected in the authorization. On April 10, 2008, the New York State Department of State rejected a proposal to construct the Broadwater facility. As a result of this unfavourable decision, TCPL wrote down $27 million after tax ($41 million pre-tax) of costs that had been previously capitalized for the Broadwater LNG project to March 31, 2008.

10.	Commitments and Contingencies

Commitments

On March 31, 2008, TCPL entered into an agreement with National Grid plc to acquire, for approximately US$2.8 billion plus closing adjustments, 100 per cent of KeySpan–Ravenswood, LLC, which owns the Ravenswood Generating Facility in Queens, New York. The acquisition is expected to be financed in a manner that is consistent with TCPL’s current capital structure. In addition, as at June 30, 2008 TCPL has entered into agreements to purchase construction materials and services for the Kibby Wind and Coolidge power projects, totalling approximately $625 million.

 TCPL [40
SECOND QUARTER REPORT 2008

Contingencies

On April 3, 2008, the Ontario Court of Appeal dismissed an appeal filed by the Canadian Alliance of Pipeline Landowners’ Associations (CAPLA). CAPLA filed the appeal as a result of a decision by the Ontario Superior Court in November 2006 to dismiss CAPLA’s class action lawsuit against TCPL and Enbridge Inc. for damages alleged to have arisen from the creation of a control zone within 30 metres of a pipeline pursuant to Section 112 of the National Energy Board Act. The Ontario Court of Appeal’s decision is final and binding as CAPLA did not seek any further appeal within the time frame allowed.

11.	Related Party Transactions

In June 2008, funds of $220 million were advanced to TCPL on its credit facility agreement with TransCanada.

In June 2008, TransCanada settled its $1.2 billion discount note outstanding at December 31, 2007 with TCPL. TCPL then issued to TransCanada a new discount note in the amount of $1.4 billion at a rate of 3.4 per cent. The note matures in December 2008.

In May 2008, TCPL repaid $7 million on its demand revolving credit facility with TransCanada.

In January 2008, TCPL repaid US$370 million on a promissory note issued to TransCanada.

TCPL welcomes questions from shareholders and potential investors. Please telephone:
Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Cecily Dobson/Shela Shapiro at (403) 920-7859 or 1-800-608-7859.

Visit the TCPL website at: http://www.transcanada.com.